UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TELLABS, INC.

(Name of Subject Company: (Issuer))

BLACKHAWK MERGER SUB INC.

(Name of Filing Persons: (Offeror))

BLACKHAWK HOLDING VEHICLE LLC

(Name of Filing Persons: (Parent of Offeror))

MARLIN MANAGEMENT COMPANY, LLC

(Name of Filing Persons: (Other Person))

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

879664100

(CUSIP Number of Class of Securities)

Nick Kaiser

Blackhawk Merger Sub Inc.

Blackhawk Holding Vehicle LLC

c/o Marlin Management Company, LLC

338 Pier Avenue

Hermosa Beach, CA 90254

(310) 364-0100

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

 Rick Presutti

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	n/a	Filing Party:	n/a
Form of Registration No.:	n/a	Date Filed:	n/a

☒        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒        Third-party tender offer subject to Rule 14d-1.

☐          Issuer tender offer subject to Rule 13e-4.

☐          Going-private transaction subject to Rule 13e-3.

☐          Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐          Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐          Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Blackhawk Merger Sub Inc., a Delaware corporation (“Purchaser”), and a wholly-owned subsidiary of Blackhawk Holding Vehicle LLC, a Delaware limited liability company (“Parent”), for the purchase of all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Tellabs, Inc., a Delaware corporation (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of October 18, 2013, by and among Purchaser, Parent and the Company.  Parent and Purchaser are affiliates of Marlin Equity III, L.P., Marlin Equity IV, L.P. and Marlin Management Company, LLC.

IMPORTANT INFORMATION

The tender offer described in the attached exhibits (the “Tender Offer”) has not yet been commenced. The attached exhibits include separate press releases issued by Marlin Equity Partners and the Company. The description contained therein is neither an offer to purchase nor a solicitation of an offer to sell securities of the Company. At the time the Tender Offer is commenced, Purchaser and Parent will file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the Tender Offer, and following commencement of the Tender Offer, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Tender Offer. These documents will contain important information about the Tender Offer, and stockholders of the Company are urged to read these documents and any other relevant documents filed or to be filed with the SEC carefully when they become available. Stockholders of the Company will be able to obtain a free copy of these documents (when they become available) and other documents filed by Purchaser, Parent and the Company with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from Purchaser and Parent by contacting Dan Burch or Jeanne Carr of MacKenzie Partners Inc., the information agent for the Tender Offer, at (212) 929-5748 or (212) 929-5916 or via email at dburch@mackenziepartners.com or jcarr@mackenziepartners.com.

Exhibit Index

Exhibit	Description

99.1	Press Release, dated October 21, 2013, issued by Marlin Equity Partners
99.2	Press Release, dated October 21, 2013, issued by Tellabs, Inc.